Exhibit 3.17

STATE OF DELAWARE

AMENDMENT TO THE CERTIFICATE OF

LIMITED PARTNERSHIP

The undersigned, desiring to amend the Certificate of Limited Partnership pursuant to the provisions of Section 17-202 of the Revised Uniform Limited Partnership Act of the State of Delaware, does hereby certify as follows:

FIRST: The name of the Limited Partnership is Rosetta Resources Gathering LP.

SECOND: Article 2 of the Certificate of Limited Partnership shall be amended as follows:

The address of its registered office in the State of Delaware is 1209 Orange Street in the City of Wilmington. The name of its Registered agent at such address is The Corporation Trust Company.

IN WITNESS WHEREOF, the undersigned have executed this Amendment to the Certificate of Limited Partnership on this 31 day of January, A.D. 2008.

Rosetta Resources Gathering GP, LLC, its general partner

By:	/s/ Michael H. Hickey
General Partner(s)

Name:	Michael H. Hickey
Vice President and General Counsel
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